Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On February 1, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE JANUARY 2010 TRADING UP 16% OVER A YEAR AGO

CHICAGO, February 1, 2010 — The Chicago Board Options Exchange (CBOE) today reported that daily volume in January averaged nearly 4.9 million contracts, a 16-percent increase over January 2009 average daily volume (ADV) of 4.2 million contracts. During the month, 92.2 million contracts changed hands at CBOE versus 83.5 million contracts traded a year earlier.

January average daily volume for index options, equity options and options on exchange traded funds (ETFs) rose 35 percent, 13 percent and seven percent, respectively, over January 2009 ADV.

CBOE’s ADV 4.9 million contracts in January eclipsed ADV of 4.2 million for December 2009, the busiest of any month of December in CBOE’s history.

Current Month

(trades in thousands)	January 2010	January 2009	% Chg	December 2009	% Chg
Trading Days	19	20		22
Total Exchange	92,160.5	83,544.4	10%	91,896.9	0%
Total Exchange ADV	4,850.6	4,177.2	16%	4,177.1	16%
Equity Options	50,412.1	46,868.8	8%	47,226.7	7%
Equity Options ADV	2,653.3	2,343.4	13%	2,146.7	24%
Index Options	21,310.4	16,623.1	28%	19,605.0	9%
Index Options ADV	1,121.6	831.2	35%	891.1	26%
ETF Options	20,437.9	20,052.3	2%	25,065.1	-18%
ETF Options ADV	1,075.7	1,002.6	7%	1,139.3	-6%

Expanded January volume information for index and ETF options is available at: www.cboe.com/data/monthlyvolume.aspx.

– more –

CBOE January Market Share

•                  CBOE’s market share of total U.S. options industry volume in January was 29.6 percent, a decline of 2.8 percentage points from January 2009 and a 1.6-percentage-point decline from December 2009.

•                  CBOE January market share for index options was 94.4 percent, up 2.2 percentage points from January 2009 and an increase of 1.6 percentage points from December 2009.  ETF and equity option market share declined by 2.2 and 4.0 percentage points, respectively, from January 2009.

Current Month

	January 2010	January 2009	% pt. Chg	December 2009	% pt. Chg
Total Exchange	29.6%	32.4%	-2.8%	31.2%	-1.6%
Equity Options	24.8%	28.8%	-4.0%	26.2%	-1.4%
Index Options	94.4%	92.2%	2.2%	92.8%	1.6%
ETF Options	23.8%	26.0%	-2.2%	26.7%	-2.9%

January Highlights:

•                  At CBOE Futures Exchange (CFE), total trading volume and average daily volume established records for any month in the six-year history of the Exchange.  A total of 221,025 contracts changed hands at CFE during the month, a 434-percent increase from 41,410 contracts traded in January 2009. The 11,632 contract ADV during January was 462 percent ahead of the year-ago average daily volume of 2,070 contracts. Volume in VIX futures reached a new all-time high as 220,226 contracts traded, an increase of 438 percent from 40,911 contracts in January 2009.

•                  Trading volume in CBOE Volatility Index (VIX) options reached a new all-time high with almost 4.5 million contracts traded and an average daily volume of 236,750 contracts. The previous record was set in December 2009 with nearly 4.4 million contracts traded and an ADV of 198,180 contracts.

•                  At CBOE Stock Exchange (CBSX), 348.5 million shares traded in January (ADV 18.3 million shares), up 4.3 percent from January 2009 volume of 334.0 million shares (ADV 16.7 million shares). January was the most active month in the last six months at the Exchange.

•                  The top five most actively traded index and ETF options at CBOE were the S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), CBOE Volatility Index (VIX), PowerShares QQQ Trust (QQQQ), and iShares Trust-Russell 2000 Index Fund (IWM).

•                  The top five most actively traded equity options at CBOE were Citigroup (C), Bank of America (BAC), Apple (AAPL), Intel (INTC), and JPMorgan Chase & Co. (JPM).

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

# # #